UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)*

Home Federal Bancorp, Inc. of Louisiana
(Name Of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

43708L 10 8
(CUSIP Number)

James R. Barlow President and Chief Executive Officer Home Federal Bancorp, Inc. of Louisiana 624 Market Street Shreveport, Louisiana 71101 (318) 222-1145
(Name, Address, Telephone Number of Persons Authorized to Receive Notices and Communications)

March 13, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d‑7 for other parties to whom copies are to be sent.

Page 1 of 6 Pages

_______________________
*          The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 43708L 10 8	13D/A	Page 2 of 6 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS James R. Barlow
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 89,963
	8	SHARED VOTING POWER 28,920
	9	SOLE DISPOSITIVE POWER 89,963
	10	SHARED DISPOSITIVE POWER 29,932
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 119,895
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 43708L 10 8	13D/A	Page 3 of 6 Pages

AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2 to Schedule 13D is filed by James R. Barlow as an amendment to the Statement on Schedule 13D (the “Statement”) relating to the shares of common stock, par value $.01 per share (“Common Stock”) of Home Federal Bancorp, Inc. of Louisiana (the “Issuer”) filed with the Securities and Exchange Commission. The Statement is hereby amended as follows:

Item 1.  Security and Issuer

The securities as to which this amended Statement relates are the shares of Common Stock of the Issuer.  The address of the Issuer’s principal office is 624 Market Street, Shreveport, Louisiana 71101.

Item 2.  Identity and Background

(a)          James R. Barlow (the “Reporting Person”).

(b)          The Reporting Person’s business address is the home office of Home Federal Bank, the Issuer’s wholly-owned subsidiary, 222 Florida Street, Shreveport, Louisiana 71105.

(c)          The Reporting Person is the President and Chief Executive Officer of the Issuer and a member of the Board of Directors of the Issuer.

(d)          The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)          The Reporting Person is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration

The Reporting Person beneficially owns 10,089 shares of common stock directly, 6,473 shares of common stock held jointly with his spouse, 13,500 shares held in his individual retirement account, 7,788.2077 shares of common stock allocated to his account in the Issuer's Employee Stock Ownership Plan (“ESOP”), an aggregate of 15,120.7871 units which represent shares of common stock and a cash reserve held in the Home Federal Bank Employees’ Savings and Profit Sharing Plan (the “401(k) Plan”) based on a report dated June 26, 2019 and 550 shares of common stock held by his spouse.  All purchases by the Reporting Person were made with personal funds.  The Reporting Person also has been granted options to purchase an aggregate of 66,374 shares of common stock pursuant to the Issuer's stock option plans and stock incentive plan which may be exercised within 60 days of the date hereof and which are deemed to be outstanding for the purpose of computing the percentage of shares of common stock owned by the Reporting Person.

CUSIP No. 43708L 10 8	13D/A	Page 4 of 6 Pages

Item 4.  Purpose of Transaction

The Reporting Person is a Director, President and Chief Executive Officer of the Issuer.  The Reporting Person intends to continue to participate in the management and operations of the Issuer as the President and Chief Executive Officer of the Issuer.  The Reporting Person believes that the shares of common stock are an attractive investment and acquired the shares of common stock for investment purposes and not for the purpose of influencing the management of the Issuer or exercising control.  The Reporting Person does not intend to obtain control of the Issuer.

The Reporting Person has no current plans or proposals (excluding actions which may be taken or proposed to be taken by the Issuer’s Board of Directors of which the Reporting Person is a member) which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a)          The Reporting Person beneficially owns an aggregate of 119,895 shares of common stock, which represents 6.3% of the issued and outstanding shares of common stock.  This percentage is based upon 1,845,482 shares of common stock outstanding as of June 26, 2019, plus the shares of common stock that would be issued upon the exercise of stock options held by the Reporting Person as described below.

(b)          The Reporting Person is deemed to have sole voting and dispositive power with respect to 89,963 shares of common stock, which includes 66,374 shares that may be acquired upon the exercise of stock options which are currently exercisable or will become exercisable within 60 days of the date hereof and 13,500 shares held in the reporting person’s individual retirement account. Mr. Barlow has shared voting and dispositive power with respect to 28,920 shares of common stock, which consists of 14,108.8548 equivalent shares held in Mr. Barlow’s account in the Issuer’s 401(k) Plan, 7,788.2077 shares held in Mr. Barlow’s account in the Issuer’s ESOP over which he can exercise voting rights, 6,473 shares held jointly with Mr. Barlow’s spouse and 550 shares held by Mr. Barlow’s spouse.  Mr. Barlow may direct the trustees of each of the 401(k) Plan and ESOP as to the voting of the shares held in such plans in which he has a beneficial interest.  Mr. Barlow has shared dispositive power over an additional 1,011.9323 units in the 401(k) Plan which consist of a reserve of cash. The Reporting Person’s beneficial ownership does not include 6,000 unvested plan share awards granted pursuant to the 2014 Stock Incentive Plan, which are the remaining shares from an award of 15,000 shares that are vesting at a rate of 20% per year beginning October 26, 2016.

CUSIP No. 43708L 10 8	13D/A	Page 5 of 6 Pages

(c)          The Reporting Person effected the following transactions in the Issuer’s securities during the last 60 days.

Title of Security	Nature of Ownership	Transaction Date	Number of Units(1)	Unit Price(1)	Stock Price	Transaction Type
Common Stock	By 401(k) Plan	6/24/19	77.7484	$33.07	$33.50	Purchase
Common Stock	By 401(k) Plan	6/06/19	78.1634	32.90	33.30	Purchase
Common Stock	By 401(k) Plan	5/22/19	84.5010	33.09	33.51	Purchase
Common Stock	By 401(k) Plan	5/07/19	79.6258	32.29	32.64	Purchase
 _______________________
(1)	The number of units and unit price reflect interests in shares of Common Stock and a reserve of cash held in the Reporting Person’s account in the Issuer’s 401(k) Plan.

(d)          Not Applicable.

(e)          Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer, other than agreements evidencing outstanding stock options, restricted stock awards and employee benefit plans. The Reporting Person is a Director, President and Chief Executive Officer of the Issuer and has in the past and intends in the future to exercise his vote and to serve the Issuer as a Director and the President and Chief Executive Officer in an independent manner, and to vote his shares of common stock individually and not pursuant to any understanding, arrangement or agreement with any other persons.

Item 7.  Material to be Filed as Exhibits

Not applicable.

CUSIP No. 43708L 10 8	13D/A	Page 6 of 6 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/James R. Barlow
Date: June 27, 2019	James R. Barlow